SILVER LEAF PARTNERS, LLC
Statement of Financial Condition
December 31, 2017
With Report of Independent Registered Public
Accounting Firm

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: August 31, 2020
	Estimated average burden
	hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65902

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
                                    (No. and Street)

New York   NY   10170
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise   (212) 751-4422
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company
                        (Name -- if individual, state last, first, middle name)

2 Seaview Boulevard Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fyzul Khan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC _____, as of December 31, 2017 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



                                                  Signature

                                       Chief Executive Officer
                                              Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20_18

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SILVER LEAF PARTNERS, LLC
Contents



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Silver Leaf Partners, LLC
New York, NY

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Silver Leaf Partners, LLC's management. Our responsibility is to express an opinion on Silver Leaf Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silver Leaf Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as Silver Leaf Partners, LLC's auditor since 2017.

Port Washington, New York
February 28, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Silver Leaf Partners, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash	$	386,083
Receivable from clearing organizations		59,262
Accounts receivable		175,330
Property and equipment, net		30,782
Prepaid and other assets		56,031
TOTAL ASSETS	$	707,488

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accounts payable and other liabilities	$	128,311
TOTAL LIABILITIES		128,311
MEMBER'S EQUITY		579,177
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	707,488

The accompanying notes are an integral part of this statement of financial condition.

Silver Leaf Partners, LLC
Notes to the Statement of Financial Condition
As of December 31, 2017

1. Organization

Silver Leaf Partners, LLC (the "Company"), a New York Limited Liability Company, is a registered broker- dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003. The Company has no liabilities subordinated to claims of creditors during the year ended December 31, 2017.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2017 the Company has not established an allowance for doubtful accounts as they believe all receivables are collectable for the period.

Revenue Recognition

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur. The Company receives third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company records third party marketing revenue when earned and reasonably estimable, net of the amount owed to the third party marketer.

Guaranteed Payments to Member

Guaranteed payments to the member that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the company, but rather, as part of the allocation of net income.

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the owner. However, New York City imposes an unincorporated business tax ("UBT") on unincorporated businesses operating in New York City. No provision has been made for UBT tax due to net losses in 2017.

3.   **Accounts Receivable**

The details of Third party marketing accounts receivable is as follows:

Accounts Receivable

Accounts receivable	$	1,105,868
Commission payable		(964,288)
	$	141,580

4.   **Property and Equipment**

Property and equipment consist of the following at December 31, 2017:

Computer equipment	$	82,959
Furniture		77,970
		160,929
Less accumulated depreciation		130,147
	$	30,782

5.   **Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier that then original effective date. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

6. **Commitments and Contingencies**

The Company has a clearing agreement with its clearing broker, Interactive Brokers, LLC (the *"Clearing Broker").* The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company is subject to dispute actions from time to time in the ordinary course of business, including FINRA proceeding regarding supervisory actions. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

The Company leases office space in New York under a five year lease agreement which expires June 2018. The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Future minimum rental payments under this lease agreement are $85,948 in 2018.

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $76,595 relating to the lease.

The firm has operating leases for two copy machines. Future payments under this lease agreement are $2,412 in 2018.

7. **Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $316,700 and net capital requirements of $72,840 resulting in excess net capital of $243,860.

Pursuant to the net capital provisions of Rule 1.17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $316,700 and net capital requirements of $72,840 resulting in excess net capital of $243,860.

8. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 28, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.